Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 14, 2012

Relating to Preliminary Prospectus Supplement dated August 14, 2012 to Prospectus dated May 26, 2011

Registration Statement No. 333-174535

REGENCY CENTERS CORPORATION

6.000% Series 7 Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Issuer:	Regency Centers Corporation

Title of Shares:	6.000% Series 7 Cumulative Redeemable Preferred Stock (Liquidation Preference $25.00 per share)

Number of Shares:	3,000,000 shares

Overallotment Option:	None

Public Offering Price:	$25.00 per share; $75,000,000 in aggregate

Underwriting Discount:	$0.7875 per share; $2,362,500 total

Net Proceeds (before expenses):	$24.2125 per share; $72,637,500 total

No Maturity:	Perpetual (unless redeemed by the Issuer on or after August 23, 2017 or, in connection with certain Change of Control transactions, redeemed by the Issuer pursuant to its Special Optional Redemption Right or converted by an investor)

Trade Date:	August 14, 2012

Settlement Date:	August 23, 2012 (T+7)

Dividend Rate:	6.000% per annum of the $25.00 liquidation preference (equivalent to $1.500 per annum per share)

Dividend Payment Dates:	On or about March 31, June 30, September 30 and December 31, commencing December 31, 2012

Optional Redemption:	The Issuer may not redeem the Series 7 Preferred Shares prior to August 23, 2017, except as described below under “Special Optional Redemption” and in limited circumstances relating to the Issuer’s continuing qualification as a REIT. On and after August 23, 2017, the Issuer may, at its option, redeem the Series 7 Preferred Shares, in whole or from time to time in part, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption (subject to the Special Optional Redemption right described below).

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined in the preliminary prospectus supplement dated August 13, 2012), the Issuer may, at its option, redeem the Series 7
Preferred Shares, in whole or in part and within 120 days after the first date on which such
Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control
Conversion Date, the Issuer has provided or provides notice of exercise of its redemption rights with respect to the Series 7 Preferred Shares (whether pursuant to the Issuer’s optional redemption right or its special optional redemption right), holders of Series 7
Preferred Shares will not have the conversion right described below.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series 7 Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date (defined below), the Issuer has provided or provides notice of its election to redeem the Series 7 Preferred Shares) to convert some or all of the Series 7 Preferred Shares held by such holder on the Change of Control Conversion Date (the “Change of Control Conversion Right”) into a number of the Issuer’s common shares, par value $0.01 per share, per Series 7 Preferred Share to be converted equal to the lesser of:

•      the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series 7 Preferred Share dividend payment and prior to the corresponding Series 7 Preferred Share dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Share Price (defined below); and

• 1.0419 (the “Share Cap”), subject to certain adjustments;

subject, in each case, to an aggregate cap on the total number of common shares (or alternative conversion consideration, as applicable) issuable upon exercise of the Change of Control Conversion Right of 3,125,700 common shares (or equivalent alternative conversion consideration, as applicable), subject, in each case, to provisions for the receipt of alternative conversion consideration, as described in the preliminary prospectus supplement dated August 13, 2012.

Use of Proceeds:	The Issuer will contribute the net proceeds to its operating partnership. The operating partnership expects to use the net proceeds to redeem the issued and outstanding shares of the Issuer’s 6.70% Series 5 Cumulative Redeemable Preferred Shares (CUSIP 758849509; NYSE REGPrE).

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Joint Lead Manager:	RBC Capital Markets, LLC

Underwriters:	Cabrera Capital Markets, LLC PNC Capital Markets LLC

Listing/Symbol:	The Issuer intends to file an application to list the Series 7 Preferred Shares on the NYSE under the symbol “REGPrG”. If the application is approved, trading of the Series 7 Preferred Shares on the NYSE is expected to commence within 30 days after the date of initial delivery of the Series 7 Preferred Shares.

CUSIP / ISIN:	758849806 / US7588498060

Capitalized terms used but not defined in this term sheet are defined in the preliminary prospectus supplement dated August 13, 2012 (the “Preliminary Prospectus Supplement”). The issuer has filed a registration statement (including a prospectus dated May 26, 2011 and the Preliminary Prospectus Supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and Preliminary Prospectus Supplement if you request it by calling J.P. Morgan Securities, LLC at 212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.